SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-THIRD
ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº800, Curitiba - PR . 2. DATE: October 17, 2018 -12:30 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary; and AMILTON PAULO DE OLIVEIRA - Secretary of the Meeting . 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	The Board of Directors unanimously resolved to approve NPC 0315 - Policy for Appointment.

II.	The Board of Directors unanimously resolved to adjust Copel’s Annual Chart of Public Policies and Corporate Governance to subsequently be submitted to the Collegiate for approval.

III.	The Board of Directors unanimously resolved to approve the revision of the Internal Regulations of the Executive Board.

IV.	The Board of Directors unanimously resolved to approve the update of the Policy of the Complaints Channel, pursuant to CVM Instruction 586/2017 - Governance Report.

V.	The Board of Directors unanimously resolved to approve the update of the Policy of Transactions with Related Party in accordance with the Program Outstanding Governance of State-Owned Companies of B3.

VI.	The Board of Directors unanimously resolved to approve the update of the Communication Policy of the Company’s, including rules for communication with the press (spokespersons).

VII.

The Board of Directors unanimously resolved to revoke the authorization given at the 167th Extraordinary Meeting of the Board of Directors, held on April 17, 2011, regarding the arbitration proceedings.

VIII.	The Board of Directors unanimously resolved to approve the Corporate Governance Report of the Company, through the implementation of the requested adjustments.

IX.

The Board of Directors unanimously resolved to approve the provision of a corporate fidejussory guarantee (surety) under the Financing Agreement to be entered into between Copel Geração e Transmissão S.A. and Banco Nacional de Desenvolvimento Econômico e Social – BNDES, regarding the project of UHE Baixo Iguaçu.

X.

The Board of Directors received a report from the Company's Financial Committee on economic and financial matters and reaffirmed the need to conclude the ongoing studies to sell assets identified as non-strategic to the Company.

XI.	The Board of Directors received information on Sercomtel Telecomunicações S.A.

XII.	The Board of Directors received a report on the progress of the Remediation Plan regarding UEG Araucária Ltda. - UEGA.

XIII.	The Board of Directors received the report from the Company’s Audit Committee on several matters.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MAURO RICARDO MACHADO COSTA; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and AMILTON PAULO DE OLIVEIRA - Secretary.

The full text of the minutes of the 183rd Ordinary Me eting of Copel’s Board of Directors was drawn up in the Company’s proper book No.10.

AMILTON PAULO DE OLIVEIRA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 18, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.